AP 10/15

10/9

[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 8 2013
DIVISION OF TRADING & MARKETS

SEC

13026092

ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Standard Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 East Main
(No. and Street)

Pipestone (City) MN (State) 56164 (Zip Code)

ROBERT H. WOL... NOTARY PUBLIC-MINNESOTA My Comm. Exp. Jan. 31, 2015

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Muelbrock, Taubert & Company
(Name – *if individual, state last, first, middle name*)

P.O. Box 707 (Address) Pipestone (City) MN (State) 56164 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/18/13

OATH OR AFFIRMATION

I, Todd W. Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stannard Financial Services LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Registered Principal

Title

Notary Public

ROBERT R. WOODBURY
NOTARY PUBLIC-MINNESOTA
My Comm. Exp. Jan. 31, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANNARD FINANCIAL SERVICES, LLC
PIPESTONE, MINNESOTA 56164

INDEPENDENT AUDITOR'S REPORT

FOR THE YEARS ENDED
DECEMBER 31, 2012 AND 2011

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants
P.O. Box 707
Pipestone, Minnesota 56164

Stannard Financial Services, LLC
Pipestone, Minnesota

CONTENTS OF REPORT
DECEMBER 31, 2012

MEULEBROECK, TAUBERT & CO., PLLP
CERTIFIED PUBLIC ACCOUNTANTS

PO Box 685
109 S Freeman Avenue
Luverne, Minnesota 56156
507 283-4055 Fax 507 283-4076
contactl@mtcocpa.com

PO Box 707
216 East Main
Pipestone, Minnesota 56164
507 825-4288 Fax 507 825-4280
contactp@mtcocpa.com

Russell, Minnesota 56169
507 823-4391
Tyler, Minnesota 56178
507 247-3939
Lake Wilson, Minnesota 56151
507 879-3538

PARTNERS
David L. Meulebroeck, CPA
Matthew A. Taubert, CPA
David W. Friedrichsen, CPA
Daryl J. Kanthak, CPA

WITH THE FIRM
Amanda K. Baarson Sandy, CPA
Amy L. Mollberg, CPA
Marjorie R. Winter, CPA
Sally Helgeson, CPA
Michael K. Dubbelde, PA

INDEPENDENT AUDITOR'S REPORT

To The members
Stannard Financial Services, LLC
Pipestone, Minnesota

Report on the Financial Statements

We have audited the accompanying financial statements of Stannard Financial Services, LLC which comprise the balance sheet as of December 31, 2012 and 2011, and the related statements of income and members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stannard Financial Services, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules on pages 8, 9, and 10 are presented for the purposes of additional analysis and are not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

Meulebroeck, Taubert & Co., PLLP

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants

January 17, 2013

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit A

BALANCE SHEET
DECEMBER 31, 2012 AND 2011

Assets	2012	2011
Current Assets		
Cash	8,922	8,496
Accounts Receivable	1,500	1,500
Total Current Assets	10,422	9,996
Property and Equipment		
Equipment	22,700	22,700
Less Accumulated Depreciation	(20,664)	(20,272)
Total Property and Equipment	2,036	2,428
Total Assets	12,458	12,424
Liabilities and Members' Equity		
Current Liabilities		
Accrued Liabilities	745	841
Total Current Liabilities	745	841
Members' Equity	11,713	11,583
Total Liabilities and Members' Equity	12,458	12,424

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit B

STATEMENT OF INCOME AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012 AND 2011

Revenues	2012	2011
Commission Received	80,522	83,694
Interest Income	8	16
Other Revenue	8,371	6,950
Total Revenues	88,901	90,660
Expenses		
Salaries and Payroll Taxes	5,984	6,510
Guaranteed Payments to Member	29,023	33,733
Advertising	9,168	6,580
Depreciation	392	376
Miscellaneous	325	339
Dues and Subscriptions	7,205	6,762
Rent	3,803	6,002
Equipment Rental		92
Insurance	2,349	1,968
Licenses and Permits	1,810	1,838
Office Supplies	7,890	7,408
Postage	640	701
Professional Fees	2,280	2,103
Property Taxes		1,115
Repairs	2,428	2,377
Telephone	6,408	5,875
Travel/Entertainment/Meals	6,132	3,276
Utilities	2,935	3,007
Total Expenditures	88,772	90,062
Net Income (Loss)	130	598
Members' Equity-January 1	11,583	10,985
Members' Equity-December 31	11,713	11,583

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

Exhibit C

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012 AND 2011

Cash Flows From Operating Activities	2012	2011
Net Income (Loss)	130	598
Adjustments To Reconcile Net Income To Net		
Cash Provided By Operating Activities:		
(Increase) Decrease in Accounts Receivable		(1,500)
Increase (Decrease) in Accrued Liabilities	(96)	(110)
Net Cash Provided (Used) By Operating Activities	34	(1,012)
Cash Flows From Capital and Related Financing Activities		
Purchase of Property and Equipment		(486)
Net Increase (Decrease) in Cash	426	(1,122)
Cash at January 1	8,496	9,618
Cash at December 31	8,922	8,496

See accompanying notes to the financial statements.

Stannard Financial Services, LLC
Pipestone, Minnesota

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1 **Summary of Significant Accounting Policies**

This summary of significant accounting policies of Stannard Financial Services, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the members who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

A. Nature of Operations

Stannard Financial Services, LLC is a fully-disclosing introductory broker dealer. The firm operates under SEC Rule 15C3-3(k)(2)(i) the Customer Protection Rule. Stannard does not hold customer funds or safekeep customer securities. As an introductory broker dealer, Stannard offers various mutual funds, variable and fixed annuities, face amount certificates and insurance products. Sales by the firm are processed by mutual fund and life insurance companies and other intermediary brokers, with commissions revenues retained by Stannard.

B. Property, Equipment and Depreciation

Property and equipment are valued at cost. Maintenance and repair costs are charged to expense as incurred. Depreciation of equipment is provided using the straight-line method for financial reporting and using the modified accelerated cost recovery system (MACRS) for federal income tax purposes as reported on the members' K-1's. For 2012 and 2011, depreciation expense was $392 and $376, respectively, for financial reporting purposes. Useful lives of property and equipment are in a range of 3 to 15 years.

C. Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

Stannard Financial Services, LLC
Pipestone, Minnesota

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2012

Note 1 **Summary of Significant Accounting Policies – continued**

D. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

E. Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less to be cash equivalents.

F. Advertising

The Company expenses advertising costs as incurred. Total advertising expenses for the year were $9,168 and $6,580 for 2012 and 2011 respectively.

G. Limited Liability of Members

Liability of the individual members of the company is limited to their investment in the company.

Note 2 **Rent**

The company leases its computer system and office space. The firm's lease calls for rent to be paid each month March through December. The lease payments are flexible and determined by the owner of the property, Todd Morgan who is a 100% owner and member of Stannard Financial Services, LLC. Rents not paid do not accrue as a liability of the company due to the common ownership.

Note 3 **Related Party**

Todd Morgan is the sole member of Stannard Financial Services, LLC. The firm leases office space and equipment from Todd Morgan as described in Note 2.

Note 4 **Subsequent Events**

Subsequent events have been evaluated through January 17, 2013, which is the date the financial statements were available to be issued.

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 1

NET CAPITAL COMPUTATION
DECEMBER 31, 2012 AND 2011

	2012	2011
Total Assets	12,458	12,424
Total Liabilities	745	841
Net Capital	11,713	11,583
Adjustments:		
Property and Equipment (Non-allowable Assets)	(2,036)	(2,428)
Total Adjustments	(2,036)	(2,428)
Adjusted Net Capital	9,677	9,155
Required Net Capital	5,000	5,000
Excess Net Capital	4,677	4,155

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 2

SCHEDULE OF AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO
DECEMBER 31, 2012 AND 2011

	2012	2011
Aggregate Indebtedness	768	841
Net Capital	9,677	9,155
Ratio of Aggregate Indebtedness to Net Capital	7.94%	9.19%

No material differences were noted between Net Capital Computation and Focus Report, Form X-17A-5.

Stannard Financial Services, LLC
Pipestone, Minnesota

Schedule 3

SCHEDULE OF MATERIAL INADEQUACIES
DECEMBER 31, 2012 AND 2011

Material Inadequacies

None

MEULEBROECK, TAUBERT & CO., PLLP
CERTIFIED PUBLIC ACCOUNTANTS

PO Box 685
109 S Freeman Avenue
Luverne, Minnesota 56156
507 283-4055 Fax 507 283-4076
contactl@mtcocpa.com

PO Box 707
216 East Main
Pipestone, Minnesota 56164
507 825-4288 Fax 507 825-4280
contactp@mtcocpa.com

Russell, Minnesota 56169
507 823-4391
Tyler, Minnesota 56178
507 247-3939
Lake Wilson, Minnesota 56151
507 879-3538

PARTNERS
David L. Meulebroeck, CPA
Matthew A. Taubert, CPA
David W. Friedrichsen, CPA
Daryl J. Kanthak, CPA

WITH THE FIRM
Amanda K. Baarson Sandy, CPA
Amy L. Mollberg, CPA
Marjorie R. Winter, CPA
Sally Helgeson, CPA
Michael K. Dubbelde, PA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Members
Stannard Financial Services, LLC
Pipestone, Minnesota

We have audited Stannard Financial Services, LLC's internal control over financial reporting, as of December 31, 2012 Stannard Financial Services, LLC's management is responsible for maintaining effective control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in, accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company: (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Stannard Financial Services, LLC maintained in all material respects, effective internal control over financial reporting as of December 31, 2012 in accordance with U.S. generally accepted auditing standards.

Meulebroeck, Taubert & Co., PLLP

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants
January 17, 2013